


AiPEX5

AI Powered US Equity Index 5

Monthly Performance Report - January 2026

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**None**
Geographical Focus:	**United States**
Launch Date:	**5/4/2020**
Index Type:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**None**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	0.32%
YTD	0.32%
1Y	-0.08%
3Y	1.27%
5Y	-2.44%
10Y	24.56%
10Y Annualized Volatility	4.92%
10Y Sharpe Ratio	0.00
Cumulative Return	95.33%

Top 10 Holdings: As of 1/30/2026

	Index Weight(%)	Sector
NVIDIA CORP	7.1%	Electronic Technology
APPLE INC	6.1%	Electronic Technology
MICROSOFT CORP	5.1%	Technology Services
AMAZON.COM INC	3.3%	Retail Trade
ALPHABET INC-CL A	3.1%	Technology Services
BROADCOM INC	2.6%	Electronic Technology
META PLATFORMS INC	2.6%	Technology Services
ALPHABET INC C-SHARES	2.5%	Technology Services
TESLA INC	2.0%	Consumer Durables
JPMORGAN CHASE & CO	1.5%	Finance
Total	**36.1%**	

Annual Index Performance: Historical & Simulated*

2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%	-6.4%	0.8%	0.2%	0.8%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 1/30/2026. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.



Monthly Performance Report - January 2026

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	2.41%	2.58%
Consumer Non-Durables	3.47%	3.11%
Consumer Services	2.58%	2.63%
Electronic Technology	23.46%	24.08%
Energy Minerals	2.39%	2.45%
Finance	14.80%	14.14%
Health Technology	7.43%	8.06%
Producer Manufacturing	4.05%	4.38%
Retail Trade	7.64%	7.55%
Technology Services	20.83%	19.64%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	-0.07%	-0.07%
Consumer Non-Durables	0.18%	0.2%
Consumer Services	0.03%	-0.01%
Electronic Technology	0.77%	0.82%
Energy Minerals	0.27%	0.3%
Finance	-0.42%	-0.24%
Health Technology	-0.14%	0.03%
Producer Manufacturing	0.45%	0.5%
Retail Trade	0.31%	0.34%
Technology Services	-1.25%	-0.87%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 1/30/2026	3Y Average	5Y Average	10Y Average
Equity Portfolio	40.40%	31.46%	28.64%	33.16%
Cash	59.60%	68.54%	71.36%	66.84%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 1/30/2026. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

